UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               Amendment No. 2 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           HEALTH SCIENCES GROUP, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 par value

                         (Title of Class of Securities)

                                     42223A
                                 --------------
                                 (CUSIP Number)

                                   Jacob Engel
                                  10 Gel Court
                                Monsey, NY 10952
                                 (845) 371-7200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 15, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 219141108                                                  Page 2 of 5
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jacob Engel
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) |_|   (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
 NUMBER OF SHARES    7     SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            1,047,910
 REPORTING PERSON    -----------------------------------------------------------
       WITH          8     SHARED VOTING POWER


                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           1,047,910
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,047,910
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

The class of equity securities to which this statement relates is shares of common stock, par value $.001 (the "Shares"), of Health Sciences Group, Inc. ("Issuer") whose principal executive offices are located at Howard Hughes Center, 6080 Center Drive, 6th Floor, Los Angeles, California 90045.

Note: This amendment is being filed to reflect that due to an increase in the Issuer's Common Stock as reported in its Form 10-K for the year ended December 31, 2004. The reporting person is no longer the beneficial owner of at least 5% of the Issuer's outstanding Common Stock and, therefore, has no obligation to report changes in his beneficial ownership of the Issuer's Common Stock unless and until same ownership represents at least 5% of said outstanding stock.

Item 2. Identity and Background

(a), (b), (c) and (f) This Amendment Number 1 to Schedule 13D is filed by Jacob Engel ("Reporting Person"), an individual whose address is 10 Gel Court, Monsey, New York 10952. Reporting Person's principal business activity as of the date of filing of this Schedule 13D is private investor. The Reporting Person is a citizen of the United States of America.

(d) and (e) Within the last five years, the Reporting Person has not been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Convertible Preferred Stock and Stock Purchase Warrants described in Item 5 (the underlying Shares of which are deemed owned for purposes hereof) were derived from the Reporting Person's available capital. A total of $250,000 was paid to acquire the Convertible Preferred Stock and the Stock Purchase Warrants and $100,000 of salary was foregone to acquire 100,000 Shares, all as detailed in Item 5.

Item 4. Purpose of Transaction

The securities were acquired for investment purposes and the Reporting Person may, at any time, sell all or a portion of the Shares or may acquire additional equity interests in the Issuer.

The Reporting Person has no present plans or proposals which may relate to or would result in any of the events set forth in Items 4(a) through 4(j) of Form 13D. The Reporting Person reserves the right to develop and act on one or more plans or proposals for any one or more plans or proposals for any one or more of the events so set forth in said Items 4(a) through 4(j).

Item 5. Interest in Securities of the Issuer

The Reporting Person is deemed to beneficially own up to: 1,047,910 shares of Common Stock of the Issuer, representing 4.6% of the Issuer's outstanding Shares calculated as provided in Rule 13-D. The Reporting Person has sole power to vote, direct the vote, and dispose of all of the above--referenced Shares. Mr. Engel does not share power to vote, direct the vote of, or dispose of any of such Shares. The following sets forth all acquisitions and dispositions of Shares by the Reporting Person:

      (a) On August 11, 2003 the Reporting Person acquired Units consisting of 294,118 shares of Convertible Preferred Stock of the Issuer convertible into 294,118 Shares and warrants to acquire an additional 294,118 Shares. The Reporting Person paid $250,000 for such units.

      (b) On November 9, 2003 the Reporting Person became entitled to exercise an option to acquire 500,000 Shares.

      (c) On December 16, 2003 and April 8, 2004 the Reporting Person received 15,694 and 25,980 Shares, respectively, in lieu of cash dividends payable on the Convertible Preferred Stock owned by him.

      (d) On November 11, 2003 the Reporting Person received 100,000 shares of Common Stock in lieu of $100,000 of salary, the entitlement of which is in dispute.

      (e) On February 9, 2005, the Reporting Person converted the 294,118 shares of Convertible Preferred Stock into 294,118 shares of Common Stock.

      (f) The Reporting Person sold all of the 182,000 shares of Common Stock acquired upon conversion of the Convertible Preferred Stock as follows: 30,500 shares on February 11, 2004; 128,000 shares on February 14, 2004 and 23,500 shares on February 15, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Engel and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2005


                                                        /s/ Jacob Engel
                                                --------------------------------
                                                          Jacob Engel